UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 22 August 2017

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr Iain Ross

Chairman

Non-Executive Director

Mr Bryce Carmine

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

ASX RELEASE

22 AUGUST 2017

GDC-0084 PROGRESS UPDATE: ON TRACK FOR PHASE II COMMENCEMENT IN 2017

Sydney, 22 August 2017 – Novogen Ltd (ASX: NRT; NASDAQ: NVGN), an Australian oncology drug development company, is pleased to provide an update to investors on progress with its clinical-stage drug development candidate, GDC-0084. GDC-0084 was in-licensed from Genentech, Inc in October 2016, after completion of a phase I clinical trial in advanced glioma.

Key Highlights

•    Phase II clinical trial on track to commence in fourth quarter of calendar 2017

•    Master Services Agreement signed with Chiltern Oncology, a leading international contract research organization, in relation to conduct of the phase ll development program

•    Patents granted in five territories, including USA and Australia, since licensing from Genentech

Novogen CEO, Dr James Garner, commented on recent progress, “The GDC-0084 study is on track to commence this year, in line with our prior guidance to the market. Novogen has made excellent progress in designing and setting up a world-class clinical trial for this exciting potential new treatment. The need for new therapeutic options in brain cancer is substantial, and we hope that GDC-0084 will have an important role to play.”

Phase II Clinical Trial in Glioblastoma On Track

Novogen previously announced its intent to commence a phase II clinical trial of GDC-0084 prior to the end of calendar 2017, and remains on track to fulfil this objective. It is expected that the trial will commence in the fourth quarter.

The Company has benefited greatly from the advice and input of several specialist clinicians in the United States with expertise in brain cancer, and also from the guidance of its Scientific Advisory Board.

Contract Research Organization Engaged

Novogen has signed a Master Services Agreement (MSA) with Chiltern Oncology in relation to conduct of the phase II clinical trial of GDC-0084. Chiltern Oncology is a leading international contract research organization, with a specialist capability in trials of novel anti-cancer agents. The MSA details key terms of the proposed working relationship, but implementation of the study will be subject to further contractual negotiations.

Intellectual Property Secured

As part of the license agreement with Genentech, Novogen assumed responsibility for protection of intellectual property associated with GDC-0084. Since taking over this responsibility, Novogen has successfully secured patents in several jurisdictions, including the United States, Australia, and Israel, as well as key countries in Asia and Eurasia.

Next steps

Clinical trial design: Consultation with FDA expected to occur prior to initiation of the study to discuss key features of the clinical trial design.

Manufacturing: Novogen acquired approximately 48kg of drug substance as part of the transaction with Genentech, and part of this has now been manufactured into an initial batch of capsules for oral administration in the clinical trial. This material is now undergoing routine confirmatory testing before being released for use.

Novogen looks forward to sharing additional progress reports with investors periodically as the study advances.

[ENDS]

About the GDC-0084 development candidate

GDC-0084 is a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is distinguished from other molecules in the class by its ability to penetrate the blood-brain barrier. PI3K inhibitors have shown evidence of clinical activity in a broad range of tumor types, and one product in the class has reached market for several hematological malignancies. GDC-0084 was developed by Genentech, who completed a phase I study in patients with recurrent glioma, and was licensed to Novogen in October 2016. A phase II clinical trial is slated to begin in the fourth quarter of calendar 2017.

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best- in-class agents in a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. A second clinical program, TRX-E-002-01 (Cantrixil) commenced a phase I clinical trial in ovarian cancer in December 2016. In addition, the company has several preclinical programs in active development, the largest of which is substantially funded by a CRC-P grant from the Australian Federal Government.

For more information, please visit: www.novogen.com